UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Multiband Corporation, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class Securities)

62544X209
(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 310 East Pearl Street Unit A., Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 20, 2013
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))


CUSIP No. 62544X209
13D


1. NAME OF REPORTING PERSONS
   Cannell Capital LLC


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)     (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   WC/OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7. SOLE VOTING POWER

   2,853,423*


8. SHARED VOTING POWER

   0


9. SOLE DISPOSITIVE POWER

   2,853,423*

10. SHARED DISPOSITIVE POWER

   0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,853,423*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13.02%*


14. TYPE OF REPORTING PERSON*

   IA


 * Based on information set forth on the Form 10-Q of Multiband Corporation, Inc. (the "Issuer") as filed with the Securities and Exchange Commission on November 14, 2012, as of November 2, 2012 there were 21,640,959 outstanding shares of the Issuer's common stock with no par value, (the "Common Shares"), and 281,969 outstanding shares of the Issuer's convertible preferred stock
(the "Preferred Shares," and together with the Common Shares, the "Shares").
As of February 20, 2013 (the "Reporting Date"), the Cuttyhunk II Fund ("Cuttyhunk"), Optima UCITS Umbrella Plc/Cannell UCITS Fund ("Cannell UCITS"), Tonga Partners, L.P. ("Tonga"), Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), and sundry separately managed accounts, over which Cannell Capital LLC has investment discretion (("Cannell SMAs") and collectively with Cuttyhunk, Tonga, Tristan, Tristan Offshore and
Cannell UCITS, the "Investment Vehicles"), held in the aggregate 2,853,423. Shares. Cannell Capital LLC acts as the investment adviser to Cannell UCITS, Cuttyhunk, Tristan Offshore, and the Cannell SMAs and Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 2,853,423 Shares, or approximately 13.02% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.  Security and Issuer

This statement relates to the Common Stock with no par value (the "Shares"), of Multiband Corporation, Inc. (the "Issuer"), a Minnesota corporation. The address of the principal executive offices of the Issuer is 5605 Green Circle Drive, Minnetonka, Minnesota 55343.

Item 2.  Identity and Background

a) The name of the Reporting Person is Cannell Capital LLC (the "Reporting Person").

The Reporting Person is an investment adviser to various separately managed accounts ("Cannell SMAs") and the following entities (each an "Investment Vehicle" and collectively the "Investment Vehicles"):

     Cuttyhunk II Fund LLC
     Tristan Offshore Fund, Ltd.
     Optima UCITS Umbrella Plc/Cannell UCITS Fund
     Tonga Partners, L.P.
     Tristan Partners, L.P.

In addition to being their investment adviser, the Reporting Person is also the general partner of Tristan Partners, L.P. and Tonga Partners, L.P.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   310 East Pearl Street, Unit A.
   Jackson, WY 83001.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

Cannell Capital LLC is a Wyoming limited liability company.

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the funds of each Investment Vehicle as follows:

   Cuttyhunk II Fund, a Delaware LLC: $1,595,248.90
   Tristan Offshore Fund, Ltd.: $1,239,346.23
   Optima UCITS Umbrella Plc/Cannell UCITS Fund: $113,782.58
   Tonga Partners, L.P.: $1,970,975.56
   Tristan Partners, L.P.: $2,027,628.28
   Cannell Separately Managed Accounts: $242,400.70

  The Investment Vehicles have invested an aggregate amount of approximately $7,189,382.25 in the Shares.

Item 4.  Purpose of Transaction

The Reporting Person identified the Company as an entity satisfying each Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

The Reporting Person may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Person's continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person filed its initial statement on Schedule 13G on December 4, 2012, having acquired more than 5% ownership of the Issuer's outstanding
class of Common Stock on November 7, 2012.   On November 7, 2012, the
Reporting Person became obliged to file an updated Schedule 13G to report changes in its ownership amounts.

On December 7, 2012 the Reporting Person put forth a proposal that relates to and affects the matters referred to in paragraphs (a) through (j) of
Item 4 of a Schedule 13D filed on December 17, 2012. Specifically, the Reporting Person proposed that the Issuer engage an advisor to sell the Issuer.

The Reporting Person files this Schedule 13D to indicate that as of February 20, 2013, the Reporting Person has acquired additional shares in excess of one percent of the Issuer's outstanding Class of Common Stock.

Item 5.  Interest in Securities of the Issuer

Based on information set forth on the Form 10-Q of Multiband Corporation, Inc. (the "Issuer") as filed with the Securities and Exchange Commission on November 14, 2012, as of November 2, 2012 there were 21,640,959 outstanding shares of the Issuer's common stock with no par value, (the "Common Shares"), and 281,969 outstanding shares of the Issuer's convertible preferred stock (the "Preferred Shares," and together with the Common Shares, the "Shares").

(a) As of February 20, 2013 (the "Reporting Date"), the Reporting Person owned 2,853,423 shares, or approximately 13.02% of the shares deemed issued and outstanding as of the Reporting Date.

(b)  The number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote:
2,853,423 shares, or approximately 13.02% of the shares

ii. Shared power to vote or to direct the vote:
0 shares

iii. Sole power to dispose or to direct the disposition of:
2,853,423 shares, or approximately 13.02% of the shares

iv. Shared power to dispose or to direct the disposition of:
0 shares

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person (each of which was effected in an ordinary brokerage transaction by Reporting Person).

PURCHASES
Date            Transaction     Quantity        Cost Per Share

1/10/2013       BUY             44019           1.8590
1/11/2013       BUY             17221           1.9664
1/14/2013       BUY             900             1.9994
1/14/2013       BUY             2100            1.9675
1/15/2013       BUY             11133           2.0075
1/17/2013       BUY             9434            2.1049
1/22/2013       BUY             30000           2.0150
1/23/2013       BUY             1200            2.0150
1/25/2013       BUY             50000           2.0139
1/30/2013       BUY             6832            2.0000
2/15/2013       BUY             31407           2.0905
2/19/2013       BUY             6223            2.1014
2/19/2013       BUY             15000           2.1200
2/20/2013       BUY             12375           2.1200
2/20/2013       BUY             1524            2.0740
2/20/2013       BUY             22841           2.1200
2/20/2013       BUY             1989            2.0740
2/20/2013       BUY             30649           2.1200
2/20/2013       BUY             2560            2.0740
2/20/2013       BUY             83935           2.1200
2/20/2013       BUY             3688            2.0740



SALES
Date            Transaction     Quantity        Price


(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 11, 2013

Cannell Capital LLC


By:  /s/ J. Carlo Cannell
         J. Carlo Cannell
         Managing Member

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

Cannell Capital LLC

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Cuttyhunk II Fund

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (3)

Optima UCITS Umbrella Plc/Cannell UCITS Fund

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Dublin, Ireland
Principal Place of Business:                    (4)

Tonga Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)


(1) The address of the principal place of business of J. Carlo Cannell, Tonga Partners, L.P., and Tristan Partners, L.P., is P.O. Box 3459, 310 East Pearl Street Unit A., Jackson, WY 83001, United States.
(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.
(3) The address of the principal place of business of the Cuttyhunk II Fund is HSBC Trustee Limited, PO Box 484, HSBC House, 68 West Bay Road, Grand Cayman, KY1-1106, Cayman Islands.
(4) The address of the principal place of business of the Optima UCITS Umbrella Plc/Cannell UCITS Fund is, Suite 3, 1 Earlsfort Centre, Dublin 2, Ireland.